

Mail Stop 4628

May 19, 2016

Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing 100107
People's Republic of China

> **Re: Recon Technology, Ltd.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2016**
> **File No. 001-34409**

Dear Ms. Liu:

We have reviewed your responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2016 letter.

Summary of Information Related to Proposal 3 and Proposal 4

At that time, Interests of Directors and Executive Officers in the Transactions, page 22

1.   We have considered your revisions in response to prior comment 1. Please also update the revised Q&A disclosure on page 5 to highlight Mr. Chen's involvement with QHHY contemporaneous with the board's decision to both initiate and pursue this business combination, including disclosure to clarify whether Mr. Chen disposed of his interests in QHHY after negotiations had already begun. Additionally, describe Mr. Chen's role with QHHY subsequent to the disposition of his stock holdings.

Proposal 3: To Approve and Adopt the Share Purchase Agreement and The Transactions Contemplated Thereby

Background, page 24

2.   Your revised disclosure on page 23 states that Mr. Chen had been a major shareholder of QHHY and felt that he was qualified to provide you guidance on the potential acquisition. You further state that the relationships and arrangements were disclosed to the board of directors. Please supplement your disclosure in this section to describe the board's considerations, if any, of Mr. Chen's active role in QHHY, in both evaluating the transaction as well as reaching its recommendation. In your revised discussion, please explain whether you considered such arrangement to be a negative or positive factor in your consideration.

3.   We also note your revised disclosure in this section regarding the valuation expert in response to prior comment 2. Please explain how the decision was made to retain AVA and also discuss your past relationship, if any, to such party. Also, you indicate that AVA is entitled to additional compensation for subsequent valuations post-closing. Please also revise to discuss the variance in such consideration. Refer to Items 1015(b)(4) and (5) of Regulation M-A.

4.   Revised disclosures on page 24 related to the valuation report prepared by AVA include various projections regarding QHHY's projected growth and profit margin. Please revise to disclose the material assumptions and estimates on which the projections were based.

Anticipated Accounting Treatment, page 26

5.   We note your response to prior comment 3 acknowledging that direct costs incurred in conjunction with your acquisition of QHHY should be recognized as expenses in the period incurred to comply with GAAP. Please revise your disclosures on page 23 accordingly, as these continue to indicate that such costs will be allocated to tangible and intangible assets and liabilities along with the purchase price.

Annex B – QHHY Financial Statements

Note 13 – Pro Forma Financial Information, page F-17

6.   Please update the historical interim financial statements and pro forma financial information to comply with Rule 8-08 and Rule 8-05 of Regulation S-X.

7.   We note your response to prior comment 6 clarifying that you do not expect to make any adjustments to the book values of the assets and liabilities nor recognize any intangible assets other than goodwill in accounting for the QHHY acquisition. As previously requested, please indicate your method of determining that book values equate to the fair values of the property and equipment, and the reasons you would not recognize any identifiable intangible assets such as customer lists.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Sarah Williams
        Ellenoff Grossman & Schole LLP